

Mail Stop 3720

September 13, 2010

<u>**Via U.S. Mail and Fax**</u>
Mr. Dennis McLaughlin
Chief Executive Officer and President
Evolution Resources, Inc.
143 Yazoo Avenue,
Clarksdale, MS 38614

   Re: **Evolution Resources, Inc.**
       Item 4.01 Forms 8-K and 8-K/A
       Filed August 31, 2010 and
       September 13, 2010, respectively
       File No. 333-140306

Dear Mr. McLaughlin:

   We have completed our review of your Forms 8-K and related filings and have no further comments at this time.

           Sincerely,

           Larry Spirgel
           Assistant Director